



INVEST IN **IMEROPEX, INC**

IMEROPEX generates "pre-mortems" for informed crisis preparation using virtual reality and big data

IMEROPEX
Immersive Operational Experimentation
Anticipating/Mitigating Crisis Risks through VR Scenarios
CRIME SCENE DO NOT CROSS
NOT CROSS

imeropex.net Tysons, VA

Highlights

1. Demonstrated immersive power of the Full Dive Virtual Reality Unit in first responder scenarios.
2. Establishing LOIs with UT Director of Police, and Texas School District Police Chiefs for the pilot.
3. Developed detailed plans for the Texas School Safety Pilot that will shape and market IMEROPEX
4. Powerful team with over 200 years of experience in data science, VR HW/SW, and simulation/gaming
5. Eclectic Board of Advisors with expertise in VR, defense, insurance and website industries
6. Developed IMEROPEX Clickable Prototype









7. Member of Microsoft Founders Startup Hub

Featured Investor

Daniel Casey
Syndicate Lead

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Invested $5,000

"Most of my nearly 50-year professional career has focused on Texas public schools, initially as a state analyst, an executive in a school district association and as a partner in a consulting firm. Much of my attention has been related to school funding at the state and local level. In recent years, school safety has emerged as a major issue of concern, with several major school shootings in Texas and other states. It has both financial and policy issues that must be addressed. My view of the IMEROPEX effort is that it offers a pathway to assessing the most effective approaches to meet the safety needs of students and staff members in school settings. There are a variety of solutions being offered and identifying those that are the most effective and financially viable is critical for policy makers and citizens alike. IMEROPEX offers the tools to make that happen. I have known James Dear since graduate school at the University of Texas at Austin and have observed his excellent professional career and evolving skills in conducting major simulations for a variety of clients. He has the experience and skill set necessary to lead this type of effort forward, with its emphasis on school safety at a very critical time. I appreciate having the opportunity to make a personal financial investment in this undertaking."

Our Team

James Dear CEO

Developed and managed the DOD/DHS SIMEX Program from 2001-2021. During this period, the founder managed the planning and execution of 75 SIMEXs that examined the impact of new tactics and technologies for both homeland security and military operations.

Dean Zywicki CTO/Co-founder

Dean was the tech lead of the SIMEX Program for 4 years. In addition, Dean has been a senior SW manager and developer for multiple companies including Microsoft and AWS.

Izzy Kohler Data Science Lead/Co-founder



Izzy Kohler Data Science Lead/Co-founder

Izzy has been the data science lead for multiple startups and has used her expertise in applied mathematics and physical therapy to shepherd products through the FDA approval process.



Todd Daniel Lead VR Developer

Managing Partner ShinyBox with 15 years' experience in developing VR training environment for Oil and Gas Industry and video games such as Call of Duty



Chad Modad HW Integrator

Managing Partner MACE VL with over 20 years of experience in developing and deploying VR HW environments for industry and academia.



Ginger Averitt Advocacy Lead

Over a two-decade career inside the Texas Capitol, Ginger held a number of significant roles, including with the Speaker of the House and the Chairman of Senate Finance.



Timothy Lacy Scenario Lead

Timothy Lacy is a licensed psychiatrist with a Medical Degree from Texas A&M University. Tim has over 30 years of experience in Neuropsychiatry including employing VR for treating PTSD.



Ike Syed KiwiTech Coordinator

Ike Syed works at KiwiTech as Senior Vice President of Strategic Partnerships, where he leads the Enterprise and SaaS engagements within the startup community.



Nick Zywicki CFO

Nick is a graduate of the Christopher Newport University's Luter School of Business, Nick is passionate about applying his financial analysis skills to real-world scenarios and creating value for businesses and organizations.

IMEROPEX







IMEROPEX
Immersive Operational Experimentation

Mitigating Crisis Risks Through VR

"Pre-Mortems"

Pitch Video

www.imeropex.net

MARJORY STONEMAN DOUGLAS
HIGH SCHOOL

CRIME SCENE DO NOT CROSS

How can we anticipate and mitigate?

IMEROPEX

The Challenge

Crisis Managers

Tasked with preparing for *big problems*

But finding and validating solutions (*pre-crisis*) is not easy

IMEROPEX

The Existing Approaches Are Inadequate













Data simulations provide statistical rigor but *omit human interaction*

Seminars or table-top exercises develop general concepts but have *no tactical focus or metrics*

Field events, while realistic, focus on training and are *expensive and hard to control*

IMEROPEX

The IMEROPEX™ Solution

Deconstructing and resolving crises in an alternate virtual reality

Technology
Full-Dive Virtual Reality Units **(FDVUs)** make the human participants an integral part of the experiment

Subscription Service
Sophisticated **"What if"** VR scenarios

CAUTION CAU

IMEROPEX

Target Markets

Global Market Modeling and Simulation
$12.7 Bn

Global Market Crisis Management
$132.4 Bn

Global Market Virtual Reality
$22.0 Bn

Global Market Crisis Management Insurance
$8.1 Bn

IMEROPEX

The Competitive Landscape

IMEROPEX ™ Offers

*VR Scenarios for **Risk Prediction, Mitigation, and the Integration** of Multiple VR Components*

IT Vendor Market - Individual VR Components

Microsoft, unity, EPIC GAMES, Virtuix Omni, VARJO

Service Vendor Market - VR for Training

NORTHROP GRUMMAN, HTX LABS, Raytheon, SIMX, LOCKHEED MARTIN, BOEING

IMEROPEX


Engagement
Houston MVP Technical Demonstration
Verbal Commitments
Azure Cloud Computing Support
Founders Hub
KiwiTech
Term Sheet/SOW
FDVU Patent Pending
Texas School Safety Pilot
AMERIPEX


Our Team
James Dear (Founder & CEO)
Dean Zywicki (Co-Founder & CTO)
Dr. Izzy Kohler (Co-Founder & Mathematician Data Science)
Chad Modad (HW Integrator)
Nick Zywicki (CFO/Webmaster)
AMERIPEX
MACE
Ginger Averitt (Advocacy)
Ike Syed (Development Partner)
Dr. Tim Lacy (Psychiatrist Scenarios)
Todd Daniel (VR Developer)
MoakCasey
KiwiTech
AMERIPEX


Our Advisors
Jamie Miller
Retired Insurance Industry Executive
Dr. Rich Staats
PHD OR (MIT)
Retired Maj General
Bob Fine
Director
IVRHA
Weston Baker
Architect
CEO Morphic
AMERIPEX


The Use of Funds*
5%
20%
55%
$1.157
Integrate FDVU Prototype
Develop VR Infrastructure

Plan and Execute 1 Pilot

Marketing and Business Development



*These are future projections and cannot be guaranteed.

